SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated March 28, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date: March 28, 2016

Exhibit 99.1

China Distance Education Holdings Limited Signs Definitive Agreement to Acquire Xiamen NetinNet

BEIJING, China, March 28, 2016 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced that it signed a definitive agreement on March 23, 2016 to acquire an 80% equity interest in Xiamen NetinNet Software Co., Ltd. (“Xiamen NetinNet”) for a total consideration of RMB212 million (US$32.6 million). Xiamen NetinNet is a leading learning simulation software provider specializing in practical accounting-related learning solutions for China’s college market. The acquisition is an all-cash transaction, and is expected to close in CDEL’s third quarter of fiscal 2016, subject to the satisfaction of customary closing conditions. While Xiamen NetinNet is profitable, CDEL expects the transaction to be dilutive to its fiscal 2016 financial results, due to the seasonality of Xiamen NetinNet’s business and amortization of intangibles attributable to the acquisition, yet slightly accretive to the Company’s fiscal 2017 financial results, based on CDEL’s preliminary assessment.

“We are delighted to announce the acquisition of Xiamen NetinNet,” said Mr. Zhengdong Zhu, Chairman and CEO of CDEL. “This acquisition is highly complementary to our business, as it will immediately bolster our growing College Cooperation Program by enabling CDEL to better help college students master critical accounting skills through practical learning, and to prepare students for their future accounting careers. In addition to enhancing our College Cooperation Program’s learning solution set, the acquisition of Xiamen NetinNet provides both of us with unique cross-selling opportunities to further develop and strengthen our business relationships with college partners. While our strategy focuses on organic growth and internally developed programs, we diligently evaluate acquisition opportunities, and will use our resources for that purpose when a company meets our financial and strategic criteria. Xiamen NetinNet represents a perfect fit for our development of the college market.”

Mr. Sida Zhang, Chairman of Xiamen NetinNet commented, “We are excited to join the CDEL team, and believe our focus on China’s college market, together with our expertise in simulation technology and practical accounting-related learning, will be a valuable addition to CDEL.”

About Xiamen NetinNet Software Co., Ltd.

Founded in 2005, Xiamen NetinNet Software Co., Ltd. (“Xiamen NetinNet”) provides learning simulation software tailored for China’s college market, and offers a suite of accounting-related learning products. With more than 1,300 college customers across China utilizing its simulation learning platform, Xiamen NetinNet is one of the leading providers of practical accounting-related learning solutions in China’s college market. Among Xiamen NetinNet’s college customers are leading Chinese universities, including Peking University, Renmin University of China, Xiamen University, Dongbei University of Finance & Economics, and Sun Yat-Sen University.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, health-care, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about the anticipated benefits of the acquisition to enhance CDEL’s College Cooperation Program, the ability of CDEL and Xiamen NetinNet to cooperate effectively to strengthen the business relationships with their respective college partners, and the anticipated financial impact on fiscal 2016 and fiscal 2017 financial results. Forward-looking statements are not historical facts, but instead are predictions about future events. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext 1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

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